
February 29, 2012

Via Email
Mr. Michael Beyer
Chief Executive Officer
Foresight Energy Partners LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

> **Re:**   **Foresight Energy Partners LP**
> **Registration Statement on Form S-1**
> **Filed February 2, 2012**
> **File No. 333-179304**

Dear Mr. Beyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1.   Please advise us as to whether you intend to use additional sales material, in addition to the prospectus to sell the common units. Please provide the staff with copies of any such sales literature you intend to use, prior to use. See CF Disclosure Guidance Topic No. 3 (December 19, 2011).

2.   Please note the applicability of Securities Act Industry Guide 5, including conflict of interest disclosure, which should be considered in the preparation of your limited partnership offering. Refer to Securities Act Release 33-6900 for guidance and revise as appropriate.

3.   Please include the name(s) of the lead underwriter(s) in your next amendment. We will defer reviewing an amendment unless the lead underwriter(s) are named.

4.   Prior to the effectiveness of the company's registration statement, please have a FINRA representative call the staff to confirm whether or not the amount of compensation allowable or payable to the Underwriters has received clearance.

5.   Prior to effectiveness, please have a NYSE representative call the staff to confirm that your securities have been approved for listing.

6.   We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

7.   Please update all disclosure to the latest practicable date, including your most recent financial information and fill in all blanks other than the information Rule 430A permits you to omit. For example, you have not provided disclosure required by Item 402 of Regulation S-K.

8.   We note that you have not filed several exhibits, including the underwriting agreement, tax and legality opinions, credit and financing agreements, 2010 reorganization agreement, and your indentures. Please note that we review, and frequently comment upon, these agreements. Please allow sufficient time for us to do so.

Prospectus Cover Page

9.   With respect to the line item "Proceeds to Foresight Energy Partners LP," please revise by footnote or otherwise to clarify that you will not retain any proceeds of this offering and that you plan to distribute proceeds to Foresight Reserves.

Market and Industry Data and Forecasts, page i.

10.   We note your statement on page i that Wood Mackenzie has consented to being named in your prospectus. Please file the consent and update your exhibit index accordingly.

11.   Please relocate this section and Special Note Regarding Forward-Looking Statements to the end of the summary or another appropriate location.

12.   We note your statement that you do not make any representation as to the accuracy or completeness of statements attributed to third parties. As you are responsible for the contents of the registration statement, please revise to avoid language that appears to disclaim responsibility for the information you have chosen to include in the filing.

Prospectus Summary

13.   We note the statement on page one and elsewhere that you plan to commence one longwall system at Sugar Camp and Hillsboro in the first nine months of 2012. We also note the December 31, 2011 estimated completion date for commercial operations as disclosed on page 92 and elsewhere. Similarly, you indicate that these mines are producing coal and are being serviced by one or two "continuous miner units," and you refer to "anticipated productive capacity" on page 19. Please revise to clarify the stages of your commercialization process in terms understandable to the average investor; for example, please clarify the appropriate terms and timing of when you reached and expect to reach mechanical completion, test-running, design capacity, and so forth. Please explain any material assumptions and distinguish between single longwalls and aggregate operations planned for each mine. Consider including a brief overview in Summary and a more thorough discussion in Business.

14.   We note the table on page two and elsewhere disclosing the "Number of Potential Longwalls" and "Long-term Potential Productive Capacity" at your Sugar Camp and Hillsboro mines. We also note the reference to "risks and uncertainties" in footnote (4). Please revise here and where appropriate to further clarify the terms you use for potential numbers of longwalls and long-term capacity, including a description of the principal assumptions underlying the number of potential longwalls, productive capacity, estimated costs, and so forth.

15.   We note references on page three and elsewhere to cash cost per ton. Please cross reference to the location of your GAAP reconciliation and provide prominent disclosure regarding the principal reasons underlying a lack of comparability with similar terms used by your competitors.

16.   Consider expanding page 14 to identify the most important risks and challenges. For example, consider:
    •   Quantifying your indebtedness;
    •   Identifying negative tax implications to investors; and
    •   Identifying any significant assumptions regarding pricing and production trends in the coal or natural gas market.

17.   We note the statement on page one and elsewhere that you are the lowest cost underground coal producer in the U.S. Please revise to provide support for the assertion.

Risk Factors, page 17

18.   Please revise your risk factors where appropriate to provide quantitative and clarifying language to place each risk in context. For example:

- You reference "economically recoverable coal" on page 21 but you do not indicate the price at which your reserves were determined and/or the price in which you consider your reserves to no longer be economic;
- You discuss your credit agreements "limiting our ability" to conduct certain activities on page 24 but you do not identify or quantify any minimum financial ratios or other relevant covenants and restrictions;
- You refer to "minimum royalty payments" on page 26 but do not quantify them or put them in context;
- You refer to a reduced ability to transport coal in second quarter 2011 on page 30 but you do not indicate whether or to what extent that had a material effect on your operations for the period; and
- You refer to "certain affiliates of our general partner" on page 39, but you do not identify any related party coal companies or other entities that currently compete with you.

Please revise accordingly.

19.   Please remove the statement on page 17 that "[a]dditional risks and uncertainties not presently known to us, or that we currently deem immaterial may also impair our business." Please refrain from using qualifying or limiting statements in the introductory paragraph. We refer you to Item 503(c) of Regulation S-K.

20.   We note the statements in the summary and elsewhere that you do not have a legal obligation to pay quarterly distributions at the minimum distribution rate. Consider adding a separately-captioned risk factor addressing the potential impact on investor returns and how this compares to similarly structured offerings.

21.   On page 38, in the risk factor entitled "We may issue additional units …" you state that your partnership agreement does not limit you from issuing interests that rank senior to the common units being offered. This appears to be a separate risk from the one identified in the risk factor header. Please revise to provide a separate risk factor addressing your ability to issue senior interests and the impact this may have on the distributions payable to investors.

Distribution Policy and Restrictions on Distributions, page 53

22.   You refer on page 58 and elsewhere to "borrowings … for expansion capital expenditures." It is unclear whether the terms of borrowings may directly or indirectly restrict your ability to make distributions to unit-holders. Please revise or advise.

23.   We note the projections starting on page 59 covering the six months ended December 31, 2012 and the year ended December 31, 2013. Please note that the information you provide and the time period must have a reasonable basis. With a view to disclosure, please advise us how you analyzed your bases for including the information and for the period of time—through the end of 2013.

24.   In addition, please note that once you provide actual data and a discussion of the significant forecast assumptions we may have further comment. In your description of "Significant Forecast Assumptions," please address material assumptions regarding, for example, principal financial statement line items and applicable non-GAAP measures currently addressed in your filing, as well as the reasons for and assumptions underlying annual changes to such line items.

How We Make Distributions to Our Partners, page 65

25.   In several locations in this section you use the phrase "[o]ur partnership agreement requires that we make distributions …" Elsewhere in your document, such as on page 11, you state you are not obligated to make distributions. Please reconcile.

26.   Please revise your narrative and tabular disclosure on page 72 where you address the reset of the incentive distribution rights to disclose the number of common units the general partner would be entitled to in the various scenarios addressed. Also, please clarify whether such units would be entitled to distributions in subsequent periods.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 81

Factors that affect our results, page 81

27.   Please expand your disclosure here and in your subsequent period to period discussion to address material trends, events and uncertainties. For example, it is unclear why you do not address pricing and production trends in the natural gas market, the particular stages of operation of your mines, and the Hillsboro Deer Run Mine Permit litigation. It also appears that the domestic and international thermal coal markets have recently experienced increasing stockpiles and lower prices, which may have adversely affected coal companies' margins or resulted in idled mines. For guidance, please consider SEC Interpretive Release No. 33-9106 (Feb. 2, 2010). Please revise accordingly.

28.   As another example, it is unclear to what extent the increasing costs of energy and other mining inputs have had an effect on your period to period operations. Please revise accordingly.

29.   Please also revise your MD&A to clarify how you assess the performance of your business, including key metrics. We note, for example, your discussion here and elsewhere of cash cost per ton. Your revised disclosure should enable investors to see the company through the eyes of management and provide the context within which the financial information you disclose should be analyzed. Period to period changes in the key metrics should be addressed and clarified. Please revise accordingly.

Transportation Expense and Development, page 82

30.   Please revise here or where appropriate to address any material differences between your transportation costs in the domestic market as compared to your international sales, clarifying as appropriate any significant differences in the average sales price per ton in your domestic and international markets.

Critical Accounting Policies, page 83

31.   Please expand upon your Asset Retirement Obligations and Reclamation disclosure to briefly address in quantitative terms the material estimates and assumptions used to calculate your obligations. In addition, please provide additional disclosure addressing the sensitivity of your calculation(s) to significant changes in assumptions. For additional guidance, please consider SEC Release No. 33-8350 (Dec. 19, 2003).

Results of Operations, page 85

32.   We note you recorded charges of $40 million in 2010, $50 million in 2009, and $41 million in 2008, related to discontinued operations. Please revise to provide additional quantitative and qualitative discussion of these charges and their impact on your financial results for the periods impacted.

33.   Please revise the analysis section of your MD&A to more fully address the reasons underlying intermediate effects of trends, events, demands, commitments and uncertainties. As a non-exclusive example, we note reference on page 87 to "increases in our royalty expense as a result of increased revenue / sales prices, supplies and repairs, and specific subsidence projects which were completed during the third and fourth quarters at the Williamson mining operations." But without additional narrative and quantitative disclosure, it is unclear how these factors resulted in the increase in your cash cost per ton. Please revise accordingly.

Liquidity and Capital Resources, page 89

34.   Please revise the discussion of your liquidity requirements and cash resources to further address, in quantified terms, your total sources of cash, indebtedness and cash requirements, and your belief that you have sufficient liquidity without the proceeds of this offering. We note your cash and cash available under the senior secured facility of approximately $59 million and the significantly larger principal, interest and other payments coming due in the near future.

35.   In this regard, please revise to address your liquidity requirements on both a short-term (12 months) and long-term basis. See Instruction 5 of Item 303(a) of Regulation S-K. Also see footnote 43 in Securities Act Release No. 8350.

36.   Please revise your disclosure to describe how you expect the absence of cash flows related to your discontinued operations to impact your future liquidity and capital resources, and discuss any significant past, present, or upcoming cash uses as a result of discontinuing the operation.

Financial Arrangements, page 91

37.   Please revise to disclose the actual interest rates payable on your senior secured credit facility borrowings based on your most recent balance sheet date, in addition to the calculations provided.

38.   We note the statements on pages 91 and 92 suggesting that the Sugar Camp and Hillsboro financing arrangements assume an estimated commercial operation date of December 31, 2011. Please revise to clarify the extent to which the beginning of principal payments is expected to be delayed, and disclose any updated estimated commercial operation dates, as it is unclear if you are deemed to have met the December 31, 2011 estimate.

Coal and Surface Leases and Overriding Royalties, page 93

39.   For each related party lease, lease-back, or royalty not addressed separately under Certain Relationships and Related Party Transactions, please provide additional detail about the related party's relationship to the issuer and interest in the transaction as required by Item 404(a)(1) and (2) of Regulation S-K. In addition, please provide the approximate dollar value involved in the transaction for each period covered by your disclosure as required by Item 404(a)(4) of Regulation S-K.

40.   It is unclear why you have not filed the surface lease and royalty agreements and related arrangements pursuant to Item 601(b)(10). Please revise or advise.

Business, page 97

41.   Please expand to provide the information requested by Item 101(a)(1), including a discussion of the 2010 Reorganization. Consider providing a brief summary and cross reference to another location if you provide complete disclosure of the transaction elsewhere, such as Related Party Transactions.

42.   We note the disclosure on page 105 regarding Savatran's usage of the Convent Marine Terminal. We are unable to locate the disclosure required by Item 404 of Regulation S-K, including a discussion of the approximate dollar amounts involved, please advise.

43.   We note your disclosure on page 110 that you derived approximately 64% and 47% of your revenues from your five largest customers. Please advise us how you considered Item 101(c)(vii) or revise to disclose the names of any customers representing ten percent or greater of your sales.

Operational History page 101

44.   Please insert a small-scale map showing the location and access to each property, as
        suggested in paragraph (b)(2) to Industry Guide 7. Any drawing should be simple
        enough or of sufficiently large scale to clearly show all features on the drawing.

45.   Please provide a brief overview of the coal processing and tailings facilities located on
        you your properties pursuant to paragraph (b)(2) of Industry Guide 7.

46.   For each of your mines, preparation plants, and load out facilities please disclose the
        current capacity and utilization pursuant to the Instructions to Item 102 of Regulation S-
        K.

47.   We note your disclosure of a design or productive capacity for each of your mines.
        Please disclose an estimate of the addition capital expenditures that will be required to
        achieve the design capacity of your mines and the timeframe in which this investment
        will occur.

Coal Reserves page 106

48.   Please forward to our engineer, as supplemental information and not as part of your
        filing, the technical reports associated with your proven and probable reserves, pursuant
        to paragraph (c) of Industry Guide 7. If possible please provide this information on a CD,
        formatted as Adobe PDF files. Please also provide the name and phone number for a
        technical person whom our engineer may call if he has technical questions about your
        reserves. You may ask to have this information returned by making a written request at
        the time it is furnished, as provided in Rule 418(b) of the Securities Act. If you have
        questions concerning the above request, please contact John Coleman, Mining Engineer
        at (202) 551-3610.

49.   Please disclose the coal price in which your reserves were determined and/or the price in
        which you consider your reserves to no longer be economic.

Legal Proceedings and Liabilities, page 112

50.   Please revise to address the material terms of the Illinois Remediation Program and
        Compliance Commitment Agreement referred to on page 113. Also, please briefly
        describe the underlying allegations

The Coal Industry, page 114

51.   Please provide us with copies of the reports citing the market data you provide
        throughout your prospectus, marked with page references tracking your disclosures in the

filings. Additionally, please disclose the approximate dates when such reports were issued and advise us whether you funded or were otherwise affiliated with any of the sources you cite.

Coal Pricing page 127

52.   Please provide disclosure regarding the specific domestic and international spot price indexes that you use to assess your business. Additionally, if applicable, please provide the specific transportation indexes that you use to assess your business.

Permits, page 134

53.   We note the introductory description of the different sources of permitting requirements. You also state that "only Macoupin has filed for the permits required for underground disposal of slurry regulatory." You do not, however, categorize the different types of permits, and it is unclear why the slurry disposal permit is highlighted. Please revise, in language the average investor can understand, to more clearly explain your permitting requirements and their impact on your business. For example, consider identifying the principal categories of permits and the average, approximate time it takes to obtain such permits. Also, to the extent material, please quantify the approximate cost of seeking and obtaining your required permits.

Certain Relationships and Related Party Transactions, page 151

54.   Please file related party agreements referenced here and in your Management's Discussion and Analysis. See Item 601(b)(10).

55.   Please revise to clarify the material terms of related party transactions, including quantitative information. As non-exclusive examples, we note the reference on page 154 to "air travel" and the three sentences following "2010 reorganization" on page 152. You also make reference to "at the closing" without clarifying the closing being referring to.

56.   Additionally, please revise throughout to clarify how the various parties are related. As a non-exclusive example, we note the statement on page 153 that you expect to consummate "additional deals under a Restricted Business Combination Agreement in the future"; however, the preceding paragraph does not appear to discuss any deals to which you were a party. These are illustrations only. Please revise accordingly.

57.   Please revise to address all applicable related person transactions. For example, we note references beginning on page F-47 to historical arrangements with respect to contract mining labor, royalty payments, management costs, and so forth.

Security Ownership

58.   Please revise the table to provide beneficial ownership information for the general
       partner.

Description of Indebtedness, page 157

59.   Please expand upon the description of the Senior Secured Credit Facility and Senior
       Notes to provide additional quantitative information and detail. For example, under your
       Credit Facility, disclose the LIBOR margin, commitment fees payable, and financial
       covenants in quantified terms. In addition, please explain how the financial covenant
       ratios are calculated for purposes of the agreements.

60.   We note your discussion on page 159 that your senior note holders have the option to
       request you repurchase the notes under certain circumstances, including upon the
       occurrence of a change in control triggering event. Please clarify whether the proposed
       offering will be a change in control for purposes of the definition of change in control
       triggering event.

Material U.S. Federal Income Tax Consequences, page 180

61.   We note your disclosure on page 196 and in the risk factors that investors will be subject
       to other taxes, including state and local taxes, imposed by the jurisdictions in which you
       conduct business or own property. Please identify the relevant states given your current
       business.

Consolidated Financial Statements of Foresight Energy LLC and Subsidiaries

General

62.   Please note the updating requirements for the financial statements as set forth in Rule 3-
       12 of Regulation S-X, and provide a currently dated consent from your independent
       accountant with an amendment over 30 days.

Notes to Consolidated Financial Statements

1. Description of Business and Entity Structure

Reorganization and Refinancing, page F-10

63.   It appears that you have several mining operations within the Illinois basis and that you
       have concluded that Foresight Energy LLC operates in only one segment. Please provide
       us with a detailed discussion of how you considered the guidance in FASB ASC 280-10-

50 regarding operating segments, particularly the aggregation criteria of FASB ASC 280-10-50-11.

2. Summary of Significant Accounting Policies

Inventories, page F-17

64.   It appears from your disclosure that the coal inventory costs include labor, supplies, equipment costs, transportation costs and operating overhead. Please provide us with a detailed discussion of the costs that are included in operating overhead, particularly whether depreciation, depletion and amortization are included in your inventory balance.

15. Summary Quarterly Financial Data (Unaudited), page F-34

65.   Please expand your disclosure to include gross profit, as required by Item 302(a)(1) of Regulation S-K. Please ensure that any depreciation, depletion and amortization amounts attributable to your cost of sales are included in your gross profit measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director